

December 29, 2014

Via E-mail
Richard M. McVey
Chief Executive Officer
MarketAxess Holdings, Inc.
299 Park Avenue
New York, NY 10171

      Re: MarketAxess Holdings, Inc.
               Form 10-K for the Fiscal Year Ended December 31, 2013
               Filed February 24, 2014
               Form 10-Q for the Quarterly Period Ended September 30, 2014
               Filed October 24, 2014
               File No. 001-34091

Dear Mr. McVey:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 44

Information and Post-Trade Services, page 53

1.   We note that the acquisition of Xtrakter was the driver of the 241.3 percent increase in your information and post-trade services revenues. We also note from page 16 that Xtrakter's TRAX platform processed over 1.1 billion transactions that generated your post-trade services revenues in 2013. In an effort to achieve greater granularity and transparency into these revenues, please revise your future filings to quantify the volume

of transactions and average fee rate that are driving the changes in your information and post-trade services revenue.

2. In addition to our comment above, please explain to us supplementally how your post-trade service fees are determined, and how transaction volume impacts post-trade services revenue. For example, explain how fees are structured with your clients (i.e. subscribers) and the impact that changes in volume have on this source of revenue.

Form 10-Q for the Quarterly Period Ended September 30, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Segment Results, page 24

3. We note that you acquired Xtrakter in February 2013 which is based in the U.K. and provides services in Europe. We also note from your third quarter 2014 earnings call that your trading volumes from European clients increased 59% during the third quarter (in comparison to the previous year). Explain to us why you believe that financial information by geographic region would not be meaningful to your investors. In addition, please revise your future filings to present information about geographic areas; refer to ASC 280-10-50-38 and 50-41.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jim Dunn at (202) 551-3724 or me at (202) 551-3872 if you have questions.

Sincerely,

/s/ Hugh West

Hugh West
Accounting Branch Chief